UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 26, 2015

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on March 25, 2015

Luxottica Group majority shareholder Delfin S.à r.l. files candidate list for the appointment of members to the Company’s Board of Directors and Board of Statutory Auditors

Milan (Italy), March 25, 2015 - Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of premium, luxury and sports eyewear, announced that Delfin S.à r.l., its majority stockholder and holder of 61.41% of the issued share capital, filed its candidate lists today for the appointment of members to the Company’s Board of Directors and Board of Statutory Auditors. These candidate lists will be considered at the General Meeting of Stockholders of Luxottica Group S.p.A. convened on April 24, 2015.

Delfin filed the following list of candidates for the Board of Directors:

1) Leonardo Del Vecchio

2) Luigi Francavilla

3) Adil Mehboob-Khan

4) Massimo Vian

5) Luigi Feola

6) Elisabetta Magistretti

7) Mario Notari

8) Maria Pierdicchi

9) Karl Heinz Salzburger

10) Luciano Santel

11) Cristina Scocchia

12) Sandro Veronesi

13) Andrea Zappia

Candidates Luigi Feola, Elisabetta Magistretti, Maria Pierdicchi, Karl Heinz Salzburger, Luciano Santel, Cristina Scocchia, Sandro Veronesi and Andrea Zappia declared, when accepting their candidacy, that they each meet the independence requirements set forth under Art. 147-ter of the Consolidated Financial Act and under the Corporate Governance Code of Conduct promoted by Borsa Italiana S.p.A. and adopted by Luxottica.

Delfin filed the following list of candidates for the Board of Statutory Auditors:

Regular Statutory Auditors:

1) Alberto Giussani

2) Barbara Tadolini

3) Carlo Lazzarini

Alternate Statutory Auditors:

1) Maria Venturini

2) Paolo Giosuè Bifulco

Delfin also submitted the following proposals:

•                  To set the number of members of the Board of Directors at 14 with these Directors remaining in office until approval of the Company’s financial statements for the 2017 fiscal year. In the event no candidate list is filed for the appointment of the Board by minority stockholders, Delfin proposes to set the number of members of the Board of Directors at 13;

•                  Remuneration for the full term of office in the amount of Euro 1,400,000 to be paid in the event the number of members of the Board of Directors is set at 14 and Euro 1,300,000 in the event the number of members of the Board of Directors is set at 13. Remuneration will be divided among individual Directors in accordance with resolutions adopted by the Company’s Board of Directors;

•                  To grant the Chairman of the Board of Statutory Auditors gross annual compensation for the full term of office equal to Euro 105,000 and to grant each Statutory Auditor gross annual compensation equal to Euro 70,000.

As required by applicable law, the relevant documentation which has been filed along with the lists of candidates, is made available at the Company’s registered office, on the “1info” storage mechanism at www.1info.it and on the Company’s website in the Company/Governance/General Meeting section at www.luxottica.com in accordance with the terms provided by law.

Contacts

Alessandra Senici

Group Investor Relations and Corporate Communications Director

Tel.: +39 (02) 8633 4870

Email: InvestorRelations@luxottica.com

www.luxottica.com/en/company/investors

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, DKNY, Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, two wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2014, Luxottica Group posted net sales of over Euro 7.6 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: March 26, 2015		MICHAEL A. BOXER
Group General Counsel